UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the year ended December 31, 2007

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission File Number: 000-04829

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

Nabi Savings & Retirement Plan

B.	Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office.

Nabi Biopharmaceuticals

12276 Wilkins Avenue

Rockville, MD 20852

Contents

Page
Report of Independent Registered Public Accounting Firm	1

Audited Financial Statements:

Statements of net assets available for benefits as of December 31, 2007 and 2006	2

Statement of changes in net assets available for benefits for the year ended December 31, 2007	3

Notes to financial statements	4 – 8

Supplemental Schedule

Schedule H, Line 4i – Schedule of assets (held at end of year)	10

Signature	11

Index to Exhibits

23.1 Consent of Goodman & Company L.L.P.

23.2 Consent of Ernst & Young LLP

Report of Independent Registered Public Accounting Firm

Participants and Plan Administrator

Nabi Savings and Retirement Plan

We have audited the accompanying statement of net assets available for benefits of Nabi Savings and Retirement Plan as of December 31, 2007, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements and supplemental schedule are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audit. The financial statements of the Plan as of December 31, 2006 were audited by other auditors whose report dated June 13, 2007 expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2007 and the changes in its net assets available for benefits for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of the year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Goodman & Company, L.L.P

Mclean, Virginia

June 30, 2008

Nabi Savings & Retirement Plan

Statements of Net Assets Available For Benefits

	December 31,
	2007	2006
Assets
Investments, at fair value	$25,088,725	$28,169,210
Employer contributions receivable	1,008,246	1,398,834

Net assets available for benefits	$26,096,971	$29,568,044

See accompanying notes and report of independent registered public accounting firm.

Nabi Savings & Retirement Plan

Statement of Changes in Net Assets Available For Benefits

Year Ended December 31, 2007

Additions to net assets attributed to:

Investment income:
Net appreciation in fair value of investments	$422,708
Interest and dividends income	1,647,340

Contributions:
Participant	2,008,577
Employer’s	1,008,246
Rollovers	334,557

Total additions	5,421,428

Deductions from net assets attributed to:
Benefit paid to participants	8,831,615
Administrative expenses	60,886

Total deductions	8,892,501

Net (decrease)	(3,471,073)
Net assets available for benefits, beginning of year	29,568,044

Net assets available for benefits, end of year	$26,096,971

See accompanying notes and report of independent registered public accounting firm.

Nabi Savings & Retirement Plan

Notes to Financial Statements

1. DESCRIPTION OF PLAN

The following description of the Nabi Savings & Retirement Plan, or the Plan, provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions. Copies of this document are available from the Plan Administrator.

General

The Plan is a defined contribution plan covering all eligible employees of Nabi Biopharmaceuticals. The Plan was adopted on April 1, 1985. Employees are eligible to participate in the Plan on the first day of the calendar quarter following the employee’s date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended, or ERISA.

Contributions

Contributions to the Plan are made by participants, in the form of elective deferrals, and by Nabi Biopharmaceuticals. Each year, participants may elect to defer for contribution to the Plan up to 92% of their pre-tax annual compensation, limited by statutory maximum contributions. Participants may also request that eligible rollover distributions from other qualified retirement plans be transferred into the Plan and credited to individual accounts maintained for their benefit. The amount contributed to the Plan annually by Nabi Biopharmaceuticals as a profit sharing contribution is determined by Nabi Biopharmaceuticals, in its discretion. With respect to the Plan year ended December 31, 2007, Nabi Biopharmaceuticals, pursuant to the “safe harbor” match provisions of the Plan, contributed to the Plan a company matching contribution equal to 100% of a participant’s elective deferral contributions up to 4% of the participant’s earnings, as defined by the Plan document. Contributions are subject to certain limitations.

Investment Options

Upon enrollment in the Plan, a participant may direct the investment of the participant and employer contributions credited to his or her account into any of the Plan’s investment fund options. Participants may change their investment options on a daily basis. The Plan permits investment in Nabi Biopharmaceuticals common stock. The Plan implements participant directions to invest in Nabi Biopharmaceuticals common stock by purchasing the requested shares from the market.

Nabi Savings & Retirement Plan

Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (Continued)

Participants Accounts

Each participant’s account is credited with (a) the participant’s elective deferral contributions and rollover contributions, if any, (b) the participant’s share of employer contributions, and (c) investment gains (or losses) attributable to (a) and (b); and each such account is charged with an allocation of administrative expenses. Employer contributions and administrative costs are allocated among accounts based on participants’ respective account balances or contributions, in accordance with a formula set forth in the Plan document. The benefit to which a participant is entitled is the benefit that can be provided by the participant’s account balance.

Vesting

Participants are 100% vested in their own contributions, employer contributions and earnings thereon.

Participant Loans

Participants may borrow from their Plan accounts subject to a minimum of $1,000 and a maximum equal to the lesser of $50,000 and 50% of their account balances. Loan repayment periods are for a maximum of five years unless the loan is for the purchase of a primary residence, in which case a reasonable repayment period not to exceed 30 years is determined at the time of the loan. The loans are secured by a portion of the participant’s account balance equal to the amount of the loan and bear a reasonable rate of interest based on the local prevailing rate on the date approved. Principal and interest are paid ratably through payroll deductions.

Payment of Benefits

Upon death, disability, retirement, termination of service, or financial hardship, participants or their designated beneficiaries may receive a lump-sum distribution of their vested account balance or, in the case of a financial hardship, that portion of their vested account balance attributable to their elective deferral contributions (excluding, without limitation, earnings thereon) and necessary to meet the hardship.

Party-in-Interest Transactions

The Plan invests in common stock of Nabi Biopharmaceuticals. The Plan also invests in a money market fund of the plan custodian.

Nabi Savings & Retirement Plan

Notes to Financial Statements (continued)

1. DESCRIPTION OF PLAN (Continued)

Risk and Uncertainty

The Plan utilizes various investment instruments. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possibly that changes in the investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accompanying financial statements of the Plan are prepared under the accrual basis of accounting which conforms to U.S. generally accepted accounting principles, or U.S. GAAP.

Valuation of Investments and Income Recognition

The Plan’s investments are stated at fair value. The shares of registered investment companies are valued at quoted market prices in an active market that represent the net asset values of shares held by the Plan at year-end. Shares of Nabi Biopharmaceuticals common stock included in participant accounts are valued at the quoted market price in an active market at year-end. Participant loans are valued at their outstanding balances, which approximate fair value. Purchases and sales of securities are recorded on a trade-date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Fees and expenses of the Plan for legal, accounting and other administrative services may be paid out of the Plan assets or, at Nabi Biopharmaceuticals’ discretion, directly by Nabi Biopharmaceuticals in whole or in part. During 2007, the Plan paid from its assets all administrative fees that it incurred.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results may differ from those estimates and assumptions.

Nabi Savings & Retirement Plan

Notes to Financial Statements (continued)

3. INVESTMENTS

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits are as follows:

	December 31,
	2007	2006
Citigroup Institutional Trust Company:
American Funds AMCAP F, 226,722 and 277,715 shares, respectively	$4,548,369	$5,534,859
T. Rowe Price Equity Income Fund, 124,203 and 143,200 shares, respectively	3,458,928	4,224,821
Janus Twenty Fund, 42,272 and 51,551 shares, respectively	3,135,189	2,815,810
Western Asset Government Money Market Fund, 2,665,512 and 1,661,399 shares, respectively	2,665,512	1,661,399
Lazard International Equity Portfolio, 117,875 and 142,787 shares respectively	2,088,484	2,341,705
SSgA Emerging Markets Fund, 65,794 and 70,095 shares, respectively	1,983,415	1,642,316
Wells Fargo Advantage Government Securities, 153,825 and 190,576 shares, respectively	1,622,661	1,968,650
RS Smaller Company Growth Fund, 78,897 and 102,053 shares, respectively	1,616,178	2,153,675
Skyline Special Equities Fund, 69,394 and 92,637 shares, respectively	1,357,457	2,407,674

Nabi Biopharmaceuticals common stock, 251,984 shares in 2006	*	1,710,924

*	Investments did not represent 5% or more of the Plan’s net assets for the year.

During 2007, the Plan’s investments (including gains and losses on investments bought, sold and held during the year) appreciated as follows:

Registered investment companies	$1,221,040
Nabi Biopharmaceuticals common stock	(798,332)

$422,708

Nabi Savings & Retirement Plan

Notes to Financial Statements (continued)

4. RELATED PARTY

Certain plan investments are shares of mutual funds managed by Citistreet, the trustee as defined by the Plan. These transactions qualify as exempt party-in-interest transactions. Fees paid by the Plan to Citistreet for the investment management services amounted to $60,886 for the year ended December 31, 2007.

At December 31, 2007 and 2006, the Plan held 194,637, and 251,984 shares, respectively, of common stock of Nabi Biopharmaceuticals, the sponsoring employer, with a cost basis of $6.38 and $6.14, respectively. During the year ended December 31, 2007, the Plan recorded no dividend income for Nabi Biopharmaceuticals common stock.

5. PLAN TERMINATION

Although it has not expressed any intent to do so, Nabi Biopharmaceuticals has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of plan termination, participants will remain 100% vested in their account balances.

6. TAX STATUS

The underlying non-standardized prototype plan has received an opinion from the Internal Revenue Service, or IRS, dated July 27, 2005, stating that the form of the Plan is qualified under Section 401 of the Internal Revenue Code and, therefore, the related trust is tax exempt. In accordance with Revenue Procedure 2006-6 and Announcement 2005-16, the Plan Sponsor has determined that it is eligible to and has chosen to rely on the current IRS prototype plan opinion letter. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax exempt.

Supplemental Schedule

Nabi Savings and Retirement Plan

EIN 59-1212264 Plan No.: 001

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2007

Identity of Issue	Description of Investment	Cost	Current Value
AMCAP Fund – F Share	226,722 Large Cap Growth Fund Shares	**	$4,548,370
T. Rowe Price Equity Income Fund	124,203 Large Cap Value Fund Shares	**	3,485,928
Janus Twenty Fund	42,272 Specialty Fund Shares	**	3,135,189
Skyline Special Equities Fund	69,394 Small Cap Value Fund Shares	**	1,357,457
Lazard International Equity Portfolio	117,875 International Equity Fund Shares	**	2,088,484
RS Smaller Company Growth Fund	78,897 Small Cap Growth Fund Shares	**	1,616,178
Wells Fargo Advantage Govt. Sec. Fund	153,825 Core Fixed Income Fund Shares	**	1,622,661
Western Asset Govt. MM Fund	2,665,512 Money Market Shares	**	2,665,512
SSgA Emerging Markets Fund	65,794 Emerging Markets Equity Shares	**	1,983,415
Cohen & Steers Realty Shares	3,220 Specialty Fund Shares	**	190,943
AIM Energy Fund	16,502 Specialty Fund Shares	**	736,682
American Century Intl. Bond Fund	23,203 International Fixed Inc Fund Shares	**	337,984
Midas Fund	50,978 Specialty Fund Shares	**	288,169

Nabi Biopharmaceuticals *	194,637 Common Stock, par value $.10 per share.	**	704,819

Participant Loans	Participant loans, interest rates between 5.00% to 10.00% and various maturities		326,934

Total assets held for investment purposes			$25,088,725

*	Represents a party-in-interest

**	Historical cost not required to be presented as investments are participant directed

See accompanying notes and report of independent registered public accounting firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Plan Administrator has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

NABI SAVINGS & RETIREMENT PLAN

Date: June 30, 2008	By:	Nabi Biopharmaceuticals, Plan Administrator

	By:	/s/ Raafat E.F. Fahim
Raafat E.F. Fahim, Ph.D. President and Chief Executive Officer and acting Chief Financial Officer